

Karin Butler · 3rd

CEO at Hunniwater by Hunni Co.

Greater Seattle Area · 500+ connections · **Contact info**

 **Hunniwater by Hunn**

 **University of Washin**

Experience



CEO
Hunniwater by Hunni Co.
2013 – Present · 8 yrs
Greater Seattle Area



Owner
Eric's Energy Co.
Jan 2008 – 2012 · 4 yrs



Research Scientist
University of Washington
2000 – 2006 · 6 yrs

Education



University of Washington

 **University of Wyoming**

Skills & endorsements

Social Media Marketing · 20

 Endorsed by **3 of Karin's colleagues at University of Washington**

Marketing Strategy · 19

 Endorsed by **Chuck Cottrell, who is highly skilled at this**

Entrepreneurship · 18

Brenda Martin and 17 connections have given endorsements for this skill

Show more ⌄



